DAVID A. CARTER, P.A.
                               ONE LINCOLN PLACE
                           1900 GLADES ROAD, SUITE 401
                            BOCA RATON, FLORIDA 33431
                                _______________
DAVID A. CARTER*           TELEPHONE:  (561) 750-6999
________________           FACSIMILE:  (561) 367-0960
*MEMBER FLA. AND IOWA BAR  EMAIL: DACPA@BELLSOUTH.NET

                                                   VIA FACSIMILE
                                                   ORIGINAL MAILED
                                                   April 19, 2007

David H. Roberts
U.S. Securities & Exchange Commission
Washington, D.C. 20549

     Re:  XTX Energy, Inc. (the "Company")
          Preliminary Information Statement on Schedule 14C
          Registration No. 0-31757
          Filed on March 30, 2007
          ------------------------------------------------
          Reply to SEC Comment Letter dated April 18, 2007

Dear Mr. Roberts:

     I am in receipt of your correspondence dated April 18, 2007, and thank you for same. In response to your comments, and pursuant to your telephone conversation today with my legal assistant, Susan Massinger, please be advised as follows:

     1. You are correct that on March 16, 2007, the Company closed the transaction contemplated in that certain Asset Purchase Agreement with Rothschild Trust Holding as disclosed in the Company's Form 8-K filed on March 20, 2007. However, in connection with the asset purchase, the Company disclosed the transaction by filing a Schedule 14(f) on March 19, 2007, a copy of the EDGAR acceptance being attached hereto for your reviewing convenience.

     2. On March 30, 2007, the Company filed the aforementioned 14(c) in connection with a contemplated reverse stock split and name change. While the 14(c) also disclosed the asset purchase that occurred on March 16, 2007 (as previously reported on Schedule 14(f) filed on March 19, 2007), the 14(c) is only being filed in connection with the Company's contemplated reverse split and name change.



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David H. Roberts
April 19, 2007
Page Two

     Therefore, please be advised that the aforementioned 14(c) only pertains to the Company's contemplated reverse stock split and name change, neither of which have been effected yet pending the filing of a definitive 14(c), and subject to the applicable rules concerning disclosure to shareholders.

     As always, should you have any questions or require additional information, please do not hesitate to contact me; otherwise, I looking forward to receiving your written confirmation of clearance to file the definitive 14(c).

                                         Very truly yours,
                                         DAVID A. CARTER, P.A.

                                     By: /s/ David A. Carter
                                         -----------------------
                                         David A. Carter, Esq.
DAC/smm
cc:  XTX Energy, Inc.










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